Wayne A. Wald

Akerman Senterfitt LLP

335 Madison Avenue

Suite 2600

New York, NY 10017

Tel: 212.880.3800

Fax: 212.880.8965

January 26, 2012

Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Fiesta Restaurant Group, Inc.

Form 10-12B

Filed December 9, 2011

File No. 001-35373

Dear Ms. Nguyen:

Set forth below is the response on behalf of Fiesta Restaurant Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 5, 2012 (the “Comment Letter”) concerning the referenced Registration Statement on Form 10 which was originally filed with the Commission on December 9, 2011. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

We are providing to you under separate cover five copies of Amendment No. 1 to the above-referenced Registration Statement on Form 10, which has been filed with the Commission concurrently herewith, four of which have been marked to show changes from the previously filed version.

BOCA RATON DALLAS DENVER FORT LAUDERDALE JACKSONVILLE LAS VEGAS LOS ANGELES MADISON MIAMI NAPLES NEW YORK ORLANDO PALM BEACH SALT LAKE CITY TALLAHASSEE TAMPA TYSONS CORNER WASHINGTON, D.C. WEST PALM BEACH

Loan Lauren P. Nguyen

Securities and Exchange Commission

January 26, 2012

Form 10

General

1.	Please be advised that your registration statement will automatically become effective 30 days after receipt by the Commission of a certification by a national securities exchange that the security has been approved by the exchange for listing and registration. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have outstanding comments. Please confirm your understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange certification.

The Company hereby confirms its understanding that the Registration Statement on Form 10 will be deemed effective by lapse of time 30 days after the receipt by the Commission of the certification by a national securities exchange that the shares of the Company have been approved by the exchange for listing and registration.

2.	We note that you intend to file several exhibits, such as the Separation and Distribution Agreement, Transition Services Agreement, and other agreements with Carrols Restaurant Group, in a subsequent amendment to the registration statement. Please allow sufficient time for staff review as we may have comments upon review of the exhibits.

We will provide exhibits to the Registration Statement on Form 10, including the Separation and Distribution Agreement, the Transition Services Agreement and other agreements with Carrols Restaurant Group, by amendment as soon as such exhibits become available. We understand that the Staff will need sufficient time to review such exhibits and that the Staff may have further comments upon such review.

3.	Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

We will provide supplementally to the Commission mock-ups of any pages that include any pictures or graphics and accompanying captions, if any, as soon as such pages, if any, become available.

Loan Lauren P. Nguyen

Securities and Exchange Commission

January 26, 2012

Exhibit 99.1

Market and Industry Data, page ii

4.	We note you have relied upon reports from third party sources, including Technomic Information Services, for data. Please provide us with the relevant portions of the materials you cite.

We have supplementally provided under separate cover to the Commission individual pages from reports of third party sources cited by us in the Information Statement (the “Information Statement”) filed as Exhibit 99.1 to the Registration Statement on Form 10 with relevant sections clearly marked that support the references made in the Information Statement.

Summary, page 1

Our Company, page 1

5.	Please provide us with the basis for your belief that for each of your restaurant brands your average annual sales per restaurant are “among the highest in the quick-casual segment.”

Our belief that our average annual sales per restaurant for each of our restaurant brands are “among the highest in the quick-casual segment” is based on data provided by Technomic, Inc. We have provided the Staff with the relevant portions of the report prepared by Technomic, Inc. under separate cover that support our belief above. In addition, we have revised the disclosure to state that our belief is based on industry data provided by Technomic, Inc.

Industry Overview, page 3

6.	Please disclose, if available, the annual restaurant sales for each of the years from 2000 through 2010 or remove references to compound annual growth rate. Revise the discussion on page 84 in this manner as well.

We have revised the disclosure as requested by the Staff to include annual restaurant sales for 2000 and 2010 which were used to calculate the compound annual growth rate disclosed.

Loan Lauren P. Nguyen

Securities and Exchange Commission

January 26, 2012

Our Competitive Strengths, page 3

7.	Refer to the fourth and fifth subparagraphs under this section. Please revise to balance this disclosure by disclosing that you cannot provide assurances that you will be able to capitalize on the projected population growths.

We have revised the disclosure as requested by the Staff.

Our Business Strategy, page 5

8.	Refer to the last sentence of the second paragraph on page 5. Please revise to disclose the number of Pollo Tropical restaurants that you have upgraded for the referenced period.

We have revised the disclosure as requested by the Staff.

9.	Please disclose the anticipated timeframe for developing and expanding the elevated format for Taco Cabana outside of Texas.

We have revised the disclosure as requested by the Staff.

10.	Please revise the second paragraph on page 6 by briefly explaining why you franchise international locations and briefly describe the qualification criteria for prospective franchisees.

We have revised the disclosure as requested by the Staff.

Corporate Information, page 6

11.	Revise to also include the website address that you will use after the spin-off, if different.

We have revised the disclosure as requested by the Staff.

Questions and Answers Relating to the Spin-Off, page 13

What is the reason for the spin-off?, page 13

12.	Please balance the answer to this question by disclosing the key potentially negative factors discussed on page 44 of the information statement, including among other factors the potential disruptions to your business as a result of the spin-off, the loss of synergies of operating as one company, the loss of benefits due to economies of scale of being part of a larger company, and the potential costs associated with becoming a separate publicly-traded company.

Loan Lauren P. Nguyen

Securities and Exchange Commission

January 26, 2012

We have revised the disclosure as requested by the Staff.

13.	In addition, please revise this question and answer to discuss why you have elected a spin-off rather than a sale or other alternatives.

We have revised the disclosure as requested by the Staff.

Who will pay the separation costs?, page 15

14.	Please quantify all separation costs expected to be incurred by you, to the extent material.

We have revised the disclosure as requested by the Staff.

Risk Factors, page 21

15.	Only material risks should be included in the risk factors. If a risk is not deemed material, it should not be referenced in this section. Please revise the second sentence of the introductory paragraph accordingly.

We have revised the disclosure as requested by the Staff.

An increase in food costs could adversely affect our operating results, page 26

16.	Please revise this risk factor by quantifying the price increases for chicken and other key commodities during 2011 and briefly describe how the rising costs in commodities have affected your business operations.

We have revised the disclosure as requested by the Staff.

Our business is regional and we therefore face risks, page 28

17.	We note that the restaurant industry has been affected by the economic downturn in the US. Revise to disclose in a separate risk factor the risks that you face due to the economic conditions and the related recent changes in consumer spending and eating habits. Revise the Restaurant Industry section as applicable.

We have revised the disclosure as requested by the Staff. The Company believes that the Restaurant Industry section does not require revised disclosure.

Loan Lauren P. Nguyen

Securities and Exchange Commission

January 26, 2012

We currently share members of senior management and directors, page 31

18.	Please advise how you will address the potential conflicts of interest that may arise between you and Carrols Restaurant Group.

We have revised the disclosure as requested by the Staff.

Reasons for the Spin-off, page 42

19.	We note the disclosure that Carrols Restaurant Group “is one of the largest restaurant companies” in the US. Please revise to disclose whether you have considered volume or revenues in your determination.

We have revised the disclosure as requested by the Staff.

Unaudited Condensed Consolidated Pro Forma Financial Information, page 59

20.	We note from your disclosure that you previously entered into sale-leaseback transactions where Carrols either guaranteed your related lease payments on an unsecured basis or is the primary lessee on certain of your restaurant leases. Historically, you have recorded these leases as financing leases in your standalone consolidated financial statements because you consider Carrols to be a related party and, as such, there has been a form of continuing involvement under ASC 840-40, which precludes the use of sale/leaseback accounting for these leases. Further, we note that, as a result of the transaction, Carrols will no longer be considered a related party, and these leases will qualify for sale/leaseback accounting. Please confirm to us that, upon consummation of the transaction, you will retrospectively apply this change in accounting principle to all prior periods in accordance with ASC 250-10-05-2.

As noted in the Information Statement, there have been certain sale-leaseback transactions where Carrols Corporation (the parent company of the Company) either guaranteed the Company’s lease payments or is the primary lessee on certain leases. Historically, the Company recorded these leases as financing leases in the Company’s standalone consolidated financial statements because it considered Carrols Corporation to be a related party, and accordingly, determined that there was continuing involvement under ASC 840-40, precluding sale-leaseback accounting for those leases. As noted, elimination of the related party relationship (and continuing involvement) between Carrols Corporation and the Company represents a discrete event which occurs upon the successful completion of the spin-off; accordingly, these leases will qualify for sale-leaseback accounting at that time.

Example 3 in ASC 840-55-63 through ASC 840-55-70 provides the framework for recognizing the sale, removing the asset and lease financing obligation, and for calculating the gain on the related sale when prohibited forms of continuing involvement are removed. The Company intends to recognize the sale transactions and to record these in the period that the continuing involvement no longer exists consistent with the guidance in Example 3, in this case at the time of the spin-off.

Loan Lauren P. Nguyen

Securities and Exchange Commission

January 26, 2012

In addition, the Company considered whether the removal of the related party relationship between Carrols Corporation and the Company at the time of spin-off would result in a change in reporting entity for Company. As noted in ASC 250, when there has been a change in the reporting entity, the financial statements should be recast to reflect the transaction for all periods presented.

A change in reporting entity is defined within ASC 250, Accounting Changes and Error Corrections, as the following:

“A change that results in financial statements that, in effect, are those of a different reporting entity. A change in the reporting entity is limited mainly to the following:

a.	Presenting consolidated or combined financial statements in place of financial statements of individual entities

b.	Changing specific subsidiaries that make up the group of entities for which consolidated financial statements are presented

c.	Changing the entities included in combined financial statements.”

The Company has concluded that a change in reporting entity will not occur at the time of the spin-off because the spin-off is not one of the events listed in (a) through (c) above. Additionally, when the spin-off is consummated, there will not be a change to the specific subsidiaries or entities that are consolidated into or included in the financial statements for the Company. Consequently, the Company is not required to retrospectively apply the qualification of the leases for sale-leaseback accounting as described above to all prior periods.

21.	As a related matter, please revise your pro forma financial statements to include a pro forma presentation that considers this change in accounting principle. Refer to the guidance in SAB Topic 1(B)(2). As it appears this change in accounting principle will be applied retrospectively to all prior periods, please include pro forma income statements for all periods presented (i.e., three fiscal years and the most recent interim period) reflecting the accounting change. Pro forma adjustments for your recent refinancing transactions should be considered only in the pro forma financial statements for the most recent fiscal year and the most recent interim period.

Based on our conclusion noted in our answer to Question 20 above, we are not required to include pro forma financial information for the three most recent fiscal years and the pro forma financial statements included in the Information Statement include the qualification of the leases for sale-leaseback accounting only for the recent fiscal year and the most recent interim period.

Loan Lauren P. Nguyen

Securities and Exchange Commission

January 26, 2012

Management Information Systems, page 87

22.	Refer to the disclosure in the first paragraph on page 88. Please substantiate your claim that Carrols and your management information systems are more sophisticated than systems typically utilized by many small quick casual / quick service restaurants or remove the disclosure.

We have removed the disclosure as requested by the Staff and further revised the disclosure in the first paragraph on page 92 of the Information Statement.

Competition, page 93

23.	Please provide us with objective support for your assertion that Taco Cabana provides “superior service.” Alternatively, remove such claim.

We have removed the disclosure as requested by the Staff and further revised the disclosure on page 97 of the Information Statement.

Management, page 95

Board of Directors, page 96

24.	Please revise each of your director biographies to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

We have revised the disclosure as requested by the Staff.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Loan Lauren P. Nguyen

Securities and Exchange Commission

January 26, 2012

If you have any additional questions regarding any of our responses or the revised Registration Statement on Form 10, please feel free to call me (212-880-3841) or Palash Pandya (212-822-2240) of Akerman Senterfitt LLP, or Joseph A. Zirkman, Vice President, General Counsel and Secretary of the Company (315-424-0513, ext. 2333).

Sincerely,

/s/ Wayne A. Wald
Wayne A. Wald

cc:	Daniel T. Accordino

Tim Taft

Paul R. Flanders

Joseph A. Zirkman

Amy Geddes

David Humphrey

J. Nolan McWilliams

Palash Pandya